Exhibit B

PURCHASE AGREEMENT

This Purchase Agreement (this “Agreement”), dated as of May 7, 2009, is by and between Ctrip.com International, Ltd., a company organized under the laws of the Cayman Islands (the “Purchaser”), and Home Inns & Hotels Management Inc., a company organized under the laws of the Cayman Islands (the “Company”). The Purchaser and the Company are sometimes herein referred to each as a “Party,” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Company and the Purchaser desire to provide for the issuance, sale and purchase of the number of ordinary shares of the Company, par value US$0.005 per share (“Shares”) as set forth in Section 1.1, on the terms and conditions set forth in this Agreement; and

WHEREAS, the Company and the Purchaser desire to make certain representations, warranties, covenants and agreements in connection with the issuance, sale and purchase and related transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Company and the Purchaser agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1 Issuance, Sale and Purchase of Shares. Subject to the terms and conditions of this Agreement, and in reliance upon the representations and warranties set forth herein, the Company agrees to issue, sell and deliver to the Purchaser, free and clear of any pledge, mortgage, security interest, encumbrance, lien, charge, assessment, claim or restriction of any kind or nature other than those imposed by the Memorandum and Articles of Association of the Company, and the Purchaser agrees to purchase from the Company, on the Closing Date (as defined below), 7,514,503 Shares (the “Purchase Shares”).

Section 1.2 Purchase Price. The total consideration payable by the Purchaser to the Company (the “Purchase Price”) shall be US$50,000,000 and shall consist of two payments: (a) US$20,000,000 on the Closing Date (the “First Payment”), and (b) US$30,000,000 within 30 calendar days of the Closing Date (the “Second Payment”).

Section 1.3 Closing.

(a) Upon the terms and subject to the conditions of this Agreement, the closing (the “Closing”) of the purchase and sale of the Purchase Shares shall be held at the offices of Shearman & Sterling LLP, 12th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on the fourteenth calendar day following the signing of this Agreement, or any other date and time that is agreed upon in writing by the Company and the Purchaser (the date on which the Closing actually occurs, the “Closing

Date”). At the Closing, (a) the Purchaser shall deliver the First Payment to the Company by wire transfer in immediately available funds, and (b) the Company shall deliver or cause to be delivered to the Purchaser certificate(s) representing the Purchase Shares, registered in the name of the Purchaser (or its nominee), and any and all other documents as may be reasonably requested by Purchaser or required by the laws of the Cayman Islands to effect the issuance and sale of the Purchase Shares and entry into the register of members of the Company. Of the Purchase Shares, 3,005,801 Shares shall be marked as fully paid in the register of members and 4,508,702 Shares shall be marked as unpaid, pending the delivery of the Second Payment.

(b) Within 30 calendar days of the Closing Date, the Purchaser shall deliver the Second Payment to the Company by wire transfer in immediately available funds. Immediately upon receipt of the Second Payment, the Company shall update the register of members to show that all Purchase Shares have been fully paid.

Section 1.4 Closing Conditions.

(a) Conditions of the Purchaser for the Closing. The obligation of the Purchaser to purchase and pay for the Purchase Shares as contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived by the Purchaser in its sole discretion:

(i) The Registration Rights Agreement between the Company and the Purchaser dated as of the date hereof, substantially in the form attached as Exhibit A hereto (the “Registration Rights Agreement”), shall have been executed and delivered by the Company.

(ii) All corporate and other actions required to be taken by the Company in connection with the issuance and sale of the Purchase Shares shall have been completed.

(iii) The Company shall have provided to the Purchaser a legal opinion of Cayman Islands counsel to the Company dated as of the Closing Date, substantially in the form attached as Exhibit B hereto.

(iv) The representations and warranties of the Company contained in Section 2.1 of this Agreement that are qualified as to materiality or Material Adverse Effect (as defined herein) shall have been true and correct on the date of this Agreement and on and as of the Closing Date, and any representations or warranties not so qualified shall have been true and correct in all material respects on the date of this Agreement and on and as of the Closing Date; and the Company shall have performed and complied in all material respects with all, and not be in breach or default in any material respect under any, agreements, covenants, conditions and obligations contained in this Agreement that are required to be performed or complied with on or before the Closing Date. As used herein, “Material Adverse Effect” shall mean any event, fact, circumstance or occurrence that, individually or in the aggregate with any other events, facts, circumstances or occurrences, results in or would reasonably be expected to result in a material adverse change in or a material adverse effect on any of (i) the financial condition, assets, liabilities, results of operations, business, or operations of the Company taken as a whole, except to the extent that any such Material Adverse Effect results from (w) changes in the trading price of the Company’s American depositary shares, (x) the public disclosure of the transactions contemplated hereby in accordance with the terms of this Agreement, (y) changes in generally accepted accounting principles that are generally applicable to comparable companies, or (z) changes in general economic and market conditions; or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement and to timely perform its material obligations under this Agreement.

(v) No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, prevents, prohibits, imposes any damages or penalties that are substantial in relation to the Company, or otherwise makes illegal the consummation of the transactions contemplated by this Agreement; and no action, suit, proceeding or investigation shall have been instituted by a governmental authority of competent jurisdiction or threatened that seeks to restrain, enjoin, prevent, prohibit, impose any damages or penalties that are substantial in relation to the Company, or otherwise makes illegal the consummation of the transactions contemplated by this Agreement.

(b) Conditions of the Company. The obligation of the Company to issue and sell the Purchase Shares to be sold to and purchased by the Purchaser as contemplated by this Agreement are subject to the satisfaction, on or before the Closing Date, of each of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(i) The Registration Rights Agreement shall have been executed and delivered by the Purchaser.

(ii) All corporate and other actions required to be taken by the Purchaser in connection with the purchase of the Purchase Shares shall have been completed.

(iii) The representations and warranties of the Purchaser contained in Section 2.2 of this Agreement shall have been true and correct in all material respects on the date of this Agreement and on and as of the Closing Date; and the Purchaser shall have performed and complied in all material respects with all, and not be in breach or default in any material respect under any, agreements, covenants, conditions and obligations contained in this Agreement that are required to be performed or complied with on or before the Closing Date.

(iv) No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, prevents, prohibits, imposes any damages or penalties that are substantial in relation to the Company, or otherwise makes illegal the consummation of the transactions contemplated by this Agreement; and no action, suit, proceeding or investigation shall have been instituted by a governmental authority of competent jurisdiction or threatened that seeks to restrain, enjoin, prevent, prohibit, impose any damages or penalties that are substantial in relation to the Company, or otherwise makes illegal the consummation of the transactions contemplated by this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing Date, as follows:

(a) Organization and Authority. The Company is a company duly incorporated as an exempted company with limited liability, validly existing and in good standing under the laws of the Cayman Islands. The Company has all requisite power and authority to carry on its business as it is currently being conducted. The Company has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and the performance of its obligations hereunder have been duly authorized by all requisite action on the part of the Company and its shareholders. This Agreement constitutes the valid and legally binding obligations of the Company, enforceable in accordance with its respective terms and conditions, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b) Capitalization.

(i) The authorized share capital of the Company consists of 200,000,000 Shares, of which, as of the date of this Agreement, 71,413,780 Shares are issued and outstanding (not including 121,075 restricted shares owned by members of management or 584,648 shares being held in the form of American depositary shares for issuance under the Company Stock Plans, as defined below). All issued and outstanding Shares of the Company are validly issued, fully paid and nonassessable. As of the date of this Agreement, no Shares are held in treasury and no Shares are reserved for future issuance except as provided in Employee Stock Option Plan and the 2006 Share Incentive Plan (collectively, the “Company Stock Plans”), the vesting and exercisability of which shall not accelerate due to this Agreement or the Closing. Except for the Company Stock Plans and the Company’s zero coupon convertible senior bonds due 2012, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries. All Shares subject to issuance as aforesaid, upon issuance on the terms and subject to the conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any subsidiary or any other Person. As used herein, “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

(ii) All outstanding Shares and all outstanding awards under the Company Stock Plans and all outstanding shares of capital stock of each of the Company’s subsidiaries have been issued and granted in compliance with (i) all applicable Securities Laws and other applicable laws and (ii) all requirements set forth in applicable contracts. Except for the Company’s zero coupon convertible senior bonds due 2012, the Company or any of its subsidiaries has not issued any notes, bonds or other debt securities, or any option, warrant or other right to acquire the same, of the Company or any of its subsidiaries. “Securities Laws” means the United States Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the listing rules of, or any listing agreement with Nasdaq Global Market and any other applicable law regulating securities or takeover matters.

(c) Due Issuance of the Purchase Shares. The Purchase Shares have been duly authorized and, when issued and delivered to and paid for by the Purchaser pursuant to this Agreement, will be validly issued, fully paid and non-assessable and free and clear of any pledge, mortgage, security interest, encumbrance, lien, charge, assessment, claim or restriction of any kind or nature, except for restrictions arising under the Securities Act and upon delivery and entry into the register of members of the Company will transfer to the Purchaser good and valid title to the Purchase Shares.

(d) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any provision of the Memorandum and Articles of Association or other constitutional documents of the Company or its subsidiaries or violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental entity or court to which the Company is subject, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of or creation of an encumbrance under, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, any agreement, contract, lease, license, instrument, or other arrangement to which the Company is a party or by which the Company is bound or to which any of the Company’s assets are subject. There is no action, suit or proceeding, pending or threatened against the Company that questions the validity of this Agreement or the right of the Company to enter into this Agreement or to consummate the transactions contemplated hereby or thereby.

(e) Consents and Approvals. Neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of any of the transactions contemplated hereby, nor the performance by the Company of this Agreement in accordance with its terms requires the consent, approval, order or authorization of, or registration with, or the giving notice to, any governmental or public body or authority or any third party, except such as have been obtained, made or given.

(f) Compliance with Laws. The business of the Company is not being conducted in violation of any law or government order applicable to the Company except for violations which do not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) SEC Filings; Financial Statements.

(i) The Company has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since October 26, 2006, including (i) its annual reports on Form 20-F for the fiscal years ended December 31, 2006, 2007 and 2008, respectively, and (ii) all other forms, reports and other registration statements filed by the Company with the SEC since October 26, 2006 (the forms, reports and other documents referred to in clauses (i) and (ii) above being, collectively, the “SEC Reports”). The SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(ii) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments which would not have had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect).

(iii) Except as and to the extent set forth on the audited consolidated balance sheet of the Company and the consolidated subsidiaries as at December 31, 2008, including the notes thereto (the “Balance Sheet”), neither the Company nor any subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be disclosed in accordance with GAAP, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since December 31, 2008, which would not, individually or in the aggregate, prevent or materially delay consummation of any of the transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the Company or its subsidiaries is a party to any contract or any commitment providing for an interest rate, currency or commodity swap, derivative, forward purchase or sale or other transaction similar in nature or effect or involving any off-balance sheet financing.

(h) Events Subsequent to Most Recent Fiscal Period. Since December 31, 2008, there has not occurred any Material Adverse Effect or any event, fact, circumstance or occurrence that would reasonably be expected to result in a Material Adverse Effect.

(i) The Company is not a “passive foreign investment company” (a “PFIC”), as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for the year ended December 31, 2008. The Company has no plan or intention to take any action that would result in the Company becoming a PFIC for the current year or any future year.

(j) Litigation. There are no actions by or against the Company or affecting the business or any of the assets of the Company pending before any governmental authority, or, to the Company’s knowledge, threatened to be brought by or before any governmental authority that would reasonably be expected to result in a Material Adverse Effect.

Section 2.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company as of the date hereof and as of the Closing Date, as follows:

(a) Due Formation. The Purchaser is a company duly incorporated as an exempted company with limited liability, validly existing and in good standing under the laws of the Cayman Islands, with full power and authority to own and operate and to carry on its business in the places and in the manner as currently conducted.

(b) Authority. The Purchaser has full power and authority to enter into, execute and deliver this Agreement and each agreement, certificate, document and instrument to be executed and delivered by the Purchaser pursuant to this Agreement and to perform its obligations hereunder. The execution and delivery by the Purchaser of this Agreement and the performance by the Purchaser of its obligations hereunder have been duly authorized by all requisite actions on its part.

(c) Valid Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d) Consents. Neither the execution and delivery by the Purchaser of this Agreement nor the consummation by it of any of the transactions contemplated hereby nor the performance by the Purchaser of this Agreement in accordance with its terms requires the consent, approval, order or authorization of, or registration with, or the giving of notice to, any governmental or public body or authority or any third party, except as have been obtained, made or given.

(e) No Conflict. Neither the execution and delivery by Purchaser of this Agreement, nor the consummation by it of any of the transactions contemplated hereby, nor compliance by Purchaser with any of the terms and conditions hereof will contravene any existing agreement, federal, state, county or local law, rule or regulation or any judgment, decree or order applicable to, or binding upon, Purchaser.

(f) Status and Investment Intent.

(i) Experience. The Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchase Shares. The Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment.

(ii) Purchase Entirely for Own Account. The Purchaser is acquiring the Purchase Shares that it is purchasing pursuant to this Agreement for investment for its own account for investment purposes only and not with the view to, or with any intention of, resale, distribution or other disposition thereof. The Purchaser does not have any direct or indirect arrangement, or understanding with any other persons to distribute, or regarding the distribution of the Shares in violation of the Securities Act or any other applicable state securities law.

(iii) Restricted Securities. The Purchaser acknowledges that the Purchase Shares are “restricted securities” that have not been registered under the Securities Act or any applicable state securities law. The Purchaser further acknowledges that, absent an effective registration under the Securities Act, the Purchase Shares may only be offered, sold or otherwise transferred (i) to the Company, (ii) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act or (iii) pursuant to an exemption from registration under the Securities Act.

(iv) Information. The Purchaser has been furnished access to all materials such Purchaser has requested relating to the Company and its subsidiaries and other due diligence information and documents, including certain balance sheet and income statement data of the Company on a consolidated basis for the first quarter of 2009, and the Purchaser has been afforded the opportunity to ask questions of and receive answers from representatives of the Company concerning the foregoing, including the terms and conditions of this Agreement. The Purchaser has consulted to the extent deemed appropriate by such Purchaser with such Purchaser’s own advisers as to the financial, tax, legal and related matters concerning an investment in the Purchase Securities and on that basis believes that an investment in the Purchase Securities is suitable and appropriate for such Purchaser.

(v) No Broker. No broker, investment banker or other person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the execution and delivery of this Agreement or the Registration Rights Agreement or the consummation of any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

(g) Financing. The Purchaser has sufficient funds available to it to purchase all of the Purchase Shares pursuant to this Agreement.

ARTICLE III

COVENANTS

Section 3.1 Lock-Up. The Purchaser agrees that it will not, without the prior written consent of the Company, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any of the Purchase Shares or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the Purchase Shares prior to the date 270 days after the Closing Date, except to a direct or indirect wholly-owned subsidiary of the Purchaser that shall be bound by this Agreement as if such subsidiary were a party (“Related Transferee”).

Section 3.2 Standstill.

(a) The Purchaser hereby agrees that, without the prior written approval of the Company, the Purchaser and its affiliates will not, for a period of 180 days from the date of this Agreement, acquire more than an additional 5% of the total outstanding Shares of Voting Securities (as defined below) of the Company, calculated on a basis that includes all Shares actually outstanding. “Voting Securities” shall mean the Shares (including Shares represented by the Company’s American depositary shares) and any other securities entitled to vote generally for the election of directors of the Company. For the avoidance of doubt, the Purchase Shares acquired by the Purchaser on the Closing Date are not “additional” Shares for purposes of this section 3.2(a).

(b) The Purchaser hereby agrees that, without the prior written approval of the Company, the Purchaser will not, and will use its reasonable efforts to cause its affiliates not to, for a period of 18 months from the date of this Agreement, directly or indirectly, acting alone or with others, assist, support, encourage, finance, participate with or advise any other person’s or entity’s efforts to:

(i) propose a merger, business combination, tender or exchange offer, share exchange, recapitalization, consolidation or other similar transaction involving the Company or any of its subsidiaries;

(ii) propose or offer to purchase, lease or otherwise acquire all or a substantial portion of the assets of the Company or any of its subsidiaries;

(iii) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act), or act in concert with any person with respect to the securities of the Company or any of its subsidiaries in an attempt to circumvent the provisions of this Agreement;

(iv) solicit or participate in the solicitation of any proxies or consents with respect to the voting securities of the Company or any of its subsidiaries; or

(v) enter into any substantial discussions or arrangements with any third party with respect to any of the foregoing.

Section 3.3 Further Assurances. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Section 5.2, the Parties shall use their best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby.

Section 3.4 Between the date of this Agreement and the Closing, the Company and its subsidiaries shall operate their respective businesses only in the ordinary course consistent with past practice.

ARTICLE IV

ADDITIONAL AGREEMENTS

Section 4.1 Rights to Purchase New Voting Securities.

(a) For a period of 180 days beginning from the date of this Agreement, in the event that the Company proposes to issue new Voting Securities, the Purchaser shall have the right to purchase, in lieu of the Person to whom the Company proposed to issue such new Voting Securities, in accordance with paragraph (b) below, a number of shares of new Voting Securities equal to the product of (i) the total number or amount of shares of new Voting Securities which the Company proposes to issue at such time and (ii) a fraction, the numerator of which shall be the total number of Purchase Shares which the Purchaser owns at such time, and the denominator of which shall be the total number of Shares of the Company then outstanding (prior to the issuance of new Voting Securities). The rights given by the Company under this Section 4.1(a) shall terminate if unexercised within ten (10) days after receipt of the Notice of Issuance referred to in paragraph (b) below.

(b) For a period of 180 days beginning from the date of this Agreement, in the event that the Company proposes to undertake an issuance of new Voting Securities, it shall give written notice (a “Notice of Issuance”) of its intention to the Purchaser, describing all material terms of the new Voting Securities, the price and all material terms upon which the Company proposes to issue such new Voting Securities. The Purchaser shall have ten (10) days from the date of the Notice of Issuance to agree to purchase its pro rata share of such new Voting Securities (as determined pursuant to paragraph (a) above) for the same consideration and otherwise upon the terms specified in the Notice of Issuance by giving written notice to the Company, and stating therein the quantity of new Voting Securities to be purchased by the Purchaser. Upon the expiry of such ten (10) day period, if the Purchaser has not provided such written notice to the Company it shall be deemed to have refused to participate in the offering of new Voting Securities and the Company may issue such new Voting Securities to any other Person, as determined by the Company’s board. The Company shall take all steps necessary to include the provisions of this Section 4.1 in the Memorandum and Articles of Association of the Company as soon as reasonably practicable after the date of this Agreement.

ARTICLE V

INDEMNIFICATION

Section 5.1 Indemnification. Each of the Company and the Purchaser (an “Indemnifying Party”) shall indemnify and hold each other and their directors, officers and agents (collectively, the “Indemnified Party”) harmless from and against any losses, claims, damages, liabilities, judgments, fines, obligations, expenses and liabilities of any kind or nature whatsoever, including but not limited to any investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any pending or threatened legal action or proceeding, but excluding consequential damages, special or incidental damages, indirect damages, punitive damages, lost profits, and diminution in value (collectively, “Losses”) resulting from or arising out of: (i) the breach of any representation or warranty of such Indemnifying Party contained in this Agreement or in any schedule or exhibit hereto; or (ii) the violation or nonperformance, partial or total, of any covenant or agreement of such Indemnifying Party contained in this Agreement for reasons other than gross negligence or willful misconduct of such Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall have no liability (for indemnification or otherwise) with respect to any Losses in excess of the aggregate total of the Purchase Price. In calculating the amount of any Losses of an Indemnified Party hereunder, there shall be subtracted the amount of any insurance proceeds and third-party payments received by the Indemnified Party with respect to such Losses, if any.

Section 5.2 Notice of Claims; Procedures. If an Indemnified Party makes any claim against an Indemnifying Party for indemnification, the claim shall be in writing and shall state in general terms the facts upon which such Indemnified Party makes the claim. In the event of any claim or demand asserted against an Indemnified Party by a third party upon which the Indemnified Party may claim indemnification, the Indemnifying Party shall give written notice to the Indemnified Party within 30 days after receipt from the Indemnified Party of the claim referred to above, indicating whether such Indemnifying Party intends to assume the defense of the claim or demand. If an Indemnifying Party assumes the defense, such Indemnifying Party shall have the right to fully control and settle the proceeding, provided, that, any such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed. If the Indemnifying Party elects not to assume the defense or fails to make such an election with the 30-day period, the Indemnified Party may, at its option, defend, settle, compromise or pay such action or claim; provided, that, any such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

Section 5.3 Basket and Cap. Notwithstanding anything to the contrary in this Agreement, except in the case of fraud or willful misconduct, (i) the Indemnifying Party shall not be obligated to indemnify an Indemnified Party under Section 5.1, except if and to the extent that the aggregate Losses incurred by the Indemnified Party as a result of all Losses that would otherwise be subject to indemnification under Section 5.1 exceeds the sum of US$500,000 (the “Basket Amount”), and then such Indemnified Party shall be entitled to indemnification only for the portion of its Losses that exceeds the Basket Amount, (ii) the Indemnifying Party shall not be responsible for indemnifying any Indemnified Party for any individual claims where the Losses relating thereto are less than US$50,000 and such items shall not be aggregated for purposes of clause (i) above, and (iii) the aggregate Liability of the Indemnifying Party to the Indemnified Party for indemnification under this Section 5.1 shall be limited to the Purchase Price.

Section 5.4 Third Party Claims.

(a) If any third party shall notify any Indemnified Party in writing with respect to any matter involving a claim by such third party (a “Third Party Claim”) which such Indemnified Party believes would give rise to a claim for indemnification against the Indemnifying Party under this Article IV, then the Indemnified Party shall promptly (i) notify the Indemnifying Party thereof in writing within thirty (30) days of receipt of notice of such claim and (ii) transmit to the Indemnifying Party a written notice (“Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), and the basis of the Indemnified Party’s request for indemnification under this Agreement; provided, however, that no delay on the part of the Indemnified Party in so notifying the Company shall relieve the Company of any obligation under Section 5.1 with respect thereto unless (and then solely to the extent) the Company is prejudiced thereby.

(b) Subject to Section 5.4(d) below, upon receipt of a Claim Notice with respect to a Third Party Claim, the Indemnifying Party shall have the right to assume the defense of any Third Party Claim by notifying the Indemnified Party in writing that the Indemnifying Party elects to assume the defense of such Third Party Claim, and upon delivery of such notice by the Indemnifying Party, the Indemnifying Party shall have the right to defend such Third Party Claim with counsel, selected by it, who is reasonably satisfactory to the Indemnified Party, by all appropriate proceedings, which proceedings shall be prosecuted actively and diligently by the Indemnifying Party to a final conclusion or settled. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to consent to the entry of a judgment or enter into any compromise or settlement with respect to such Third Party Claim without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld).

(c) If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person. The Indemnified Party shall have the right to receive copies of all pleadings, notices and communications with respect to any Third Party Claim, other than any privileged communications between the Indemnifying Party and its counsel, and shall be entitled, at its sole cost and expense, to retain separate co-counsel and participate in, but not control, any defense or settlement of any Third Party Claim assumed by the Indemnifying Party pursuant to Section 5.4(b); provided, however, if, based on written advice of counsel, the Indemnified Party concludes that there is a reasonable likelihood of a conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such Third Party Claim, the Indemnifying Party shall bear the reasonable costs and expenses of one counsel to the Indemnified Party in connection with such defense.

(d) If (i) the Indemnifying Party fails to notify the Indemnified Party within the thirty (30) days after receipt of any Claim Notice that the Indemnifying Party elects to assume the defense of any Third Party Claim pursuant to Section 5.4(b), (ii) the Indemnifying Party elects to assume the defense of any Third Party Claim pursuant to Section 5.4(b) but fails to diligently prosecute or settle such Third Party Claim, (iii) the Indemnifying Party and the Indemnified Party are parties to the same proceeding (or, assuming the veracity of the facts alleged by the party bringing the Third Party Claim, the Indemnifying Party and the Indemnified Party may become parties to the same proceeding) and the Indemnified Party determines in good faith that a conflict of interest exists between the Indemnifying Party and the Indemnified Party, (iv) the Indemnified Party determines in good faith that there is a reasonable possibility that it will be prejudiced in any material respect beyond the ambit of such Third Party Claim by the Indemnifying Party’s control of the defense and proceedings with respect to any Third Party Claim, or (v) such Third Party Claim is a claim by a governmental tax authority, then (A) the Indemnified Party shall have the right to assume full control of the defense and proceedings with respect to such Third Party Claim, and the Indemnified Party may compromise or settle such Third Party Claim without consulting with, or obtaining consent from, the Indemnifying Party in connection therewith (it being understood and agreed that the Indemnifying Party shall not be bound by any such compromise or settlement entered into without its consent) and (B) the Indemnifying Party shall reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including fees and disbursements of no more than one counsel per jurisdiction (such counsel reasonably acceptable to the Indemnifying Party) reasonably incurred in connection with such Third Party Claim). The Indemnified Party shall have full control of such defense and proceedings, although the Indemnifying Party shall be entitled to participate in any defense or settlement controlled by the Indemnified Party pursuant to this Section 5.4(d) at its sole expense. Any compromise or settlement of a Third Party Claim effected by the Indemnified Party without the Indemnifying Party’s consent shall not be dispositive of the amount of any Losses with respect to such Third Party Claim.

(e) In the event any Indemnified Party should have a claim against the Indemnifying Party hereunder which does not involve a Third Party Claim, the Indemnified Party shall promptly transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the claim, the Indemnified Party’s best estimate of the amount of Losses attributable to such claim and the basis of the Indemnified Party’s request for indemnification under this Agreement; provided that no delay on the part of the Indemnified Party in delivering the Indemnity Notice pursuant to this Section 5.4(e) shall relieve the Indemnifying Party of any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is prejudiced thereby. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from its receipt of the Indemnity Notice that the Indemnifying Party disputes such claim (the “Dispute Notice”), the Indemnifying Party shall be deemed to have accepted and agreed with such claim.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Survival of the Representations and Warranties. All representations and warranties made by any Party shall survive for two years and shall terminate and be without further force or effect on the second anniversary of the date hereof, except as to (i) any claims thereunder which have been asserted in writing pursuant to Section 5.1 against the Party making such representations and warranties on or prior to such second anniversary, and (ii) the Company’s representations contained in Section 2.1(a), (b) and (c) hereof, each of which shall survive indefinitely.

Section 6.2 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned at any time prior to Closing, (i) by mutual agreement of the Parties, (ii) by any Party in the event that the Closing has not occurred by June 30, 2009 (the “Termination Date”), provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any Party whose willful breach of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date. Nothing in this Section 6.2 shall be deemed to release any Party from any liability for any breach of this Agreement prior to the effective date of such termination and after the effective date of Article V (Indemnification).

Section 6.3 Governing Law; Jurisdiction. This Agreement shall be governed and interpreted in accordance with the laws of the State of New York without giving effect to the conflicts of law principles thereof. Each of the Parties hereto (a) irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New York and any court of the United States located in the Borough of Manhattan in New York City with respect to all actions and proceedings arising out of or relating to this Agreement and the transactions contemplated hereby, (b) agrees that all claims with respect to any such action or proceeding shall be heard and determined in such courts and agrees not to commence any action or proceeding relating to this Agreement or the transactions contemplated hereby except in such courts, (c) irrevocably appoints Law Debenture Corporate Services Inc. as agent upon whom process may be served in any such action or proceeding (d) irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding arising out of this Agreement or the transactions contemplated hereby and irrevocably and unconditionally waives the defense of an inconvenient forum, and (e) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 6.4 Amendment. This Agreement shall not be amended, changed or modified, except by another agreement in writing executed by the Parties hereto.

Section 6.5 Binding Effect. This Agreement shall inure to the benefit of, and be binding upon, each of the Company and the Purchaser and their respective heirs, successors and permitted assigns and legal representatives.

Section 6.6 Assignment. Neither this Agreement nor any of the rights, duties or obligations hereunder may be assigned by the Company or the Purchaser without the express written consent of the other Parties, except that the Purchaser may assign all or any of its rights and obligations hereunder to any affiliate of Purchaser without the consent of the other Parties, provided that no such assignment shall relieve the Purchaser of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of the foregoing sentence shall be null and void.

Section 6.7 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of actual delivery if delivered personally to the Party or Parties to whom notice is to be given, on the date sent if sent by telecopier, tested telex or prepaid telegram, on the next business day following delivery to Federal Express properly addressed or on the day of attempted delivery by the U.S. Postal Service if mailed by registered or certified mail, return receipt requested, postage paid, and properly addressed as follows:

If to Purchaser, at:	Ctrip.com International, Ltd.
6F, Ctrip Building
No. 99 Fu Quan Road
Shanghai 200335, PRC
Fax: +86-21 6239-8855
Attn: Jane Jie Sun, CFO

With copy to:	Shearman & Sterling LLP
12 Floor, Gloucester Tower
Landmark, 15 Queen’s Road Central
Hong Kong
Fax: +852 2978-8099
Attn: Gregory D. Puff

If to the Company, at:	Home Inns & Hotels Management Inc.
No. 124 Cao Bao Road
Xu Hui District
Shanghai 200235, PRC
Fax: +86-21 6483-5665
Attn: May Wu, CFO

With copy to:	Latham & Watkins LLP
41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Fax: +852 2522-7006
Attn: David T. Zhang

Any Party may change its address for purposes of this Section 6.7 by giving the other Parties hereto written notice of the new address in the manner set forth above.

Section 6.8 Entire Agreement. This Agreement constitutes the entire understanding and agreement between the Parties hereto with respect to the matters covered hereby, and all prior agreements and understandings, oral or in writing, if any, between the Parties with respect to the matters covered hereby are merged and superseded by this Agreement.

Section 6.9 Severability. If any provisions of this Agreement shall be adjudicated to be illegal, invalid or unenforceable in any action or proceeding whether in its entirety or in any portion, then such provision shall be deemed amended, if possible, or deleted, as the case may be, from the Agreement in order to render the remainder of the Agreement and any provision thereof both valid and enforceable, and all other provisions hereof shall be given effect separately therefrom and shall not be affected thereby.

Section 6.10 Fees and Expenses. Except as otherwise provided in this Agreement, the Company will bear all expenses incurred in connection with the negotiation, preparation and execution of this Agreement.

Section 6.11 Public Announcements. None of the Parties to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the Purchaser and the Company unless otherwise required by Securities Law or other applicable law, and the Parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication.

Section 6.12 Specific Performance. The Parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 6.13 Headings. The headings of the various articles and sections of this Agreement are inserted merely for the purpose of convenience and do not expressly or by implication limit, define or extend the specific terms of the section so designated.

Section 6.14 Execution in Counterparts. For the convenience of the Parties and to facilitate execution, this Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute but one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the day and year first above written.

Ctrip.com International, Ltd.

By:	/s/ Min Fan
Name:	Min Fan
Title:	Chief Executive Officer

Home Inns & Hotels Management Inc.

By:	/s/ David Jian Sun
Name:	David Jian Sun
Title:	Chief Executive Officer

[SIGNATURE PAGE TO PURCHASE AGREEMENT]